Exhibit 12.1
Ratio of earnings to fixed charges

Period ($000)	3 months ended March 31, 2008	Year ended Dec. 31, 2007	Year ended Dec. 31, 2006	Successor Oct. 18 to Dec. 31, 2005	Predecessor Jan. 1 to Oct. 17, 2005	Year ended Dec. 31, 2004	Year ended Dec. 31, 2003

Earnings:
Net Income	$7,625	$27,463	$35,750	$9,469	$43,641	$86,690	$29,431
Fixed Charges	5,505	14,457	13,957	2,872	3,596	8,645	5,933

Total Earnings	$13,130	$41,920	$49,707	$12,341	$47,237	$95,335	$35,364

Fixed Charges:
Interest including amortization of debt issuance cost	$5,505	$14,457	$13,957	$2,872	$3,596	$8,645	$5,933

Total Fixed Charges	$5,505	$14,457	$13,957	$2,872	$3,596	$8,645	$5,933

Ratio of Earnings to Fixed Charges	2.39	2.90	3.56	4.30	13.14	11.03	5.96